UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

B of I HOLDING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05566U108

(CUSIP Number)

Stephen Adams
2575 Vista del Mar Drive, Ventura CA  93001
Phone:  (805) 667-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05566U108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 656,989

	8.	Shared Voting Power

	9.	Sole Dispositive Power 656,989

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, $.01 par value, (the “Common Stock”) of B of I Holding, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 12777 High Bluff Drive, Suite 100, San Diego, CA 92130.

Item 2.	Identity and Background

(a) - (c)                   The name of the person filing this statement is:  Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust (the “Adams Trust”), a revocable trust, that acquired the securities which are the subject of this Schedule 13D.  The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura CA  93001.

(d) and (e)              During the last five years, the person filing this statement has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Stephen Adams is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On December 29, 2005, Stephen Adams purchased an aggregate of 50,000 shares of the Issuer’s Common Stock at $7.79 per share for an aggregate of $389,500.00.  This purchase as well as prior acquisitions of the Issuer’s Common Stock were funded from personal funds of Mr. Adams.

Item 4.	Purpose of Transaction

The purchases herein reported by the Reporting Person were for investment purposes.

(a)           The Reporting Person may also make additional purchases of or dispositions of the Issuer’s securities.

(b)           None at the present time.

(c)           None at the present time.

(d)           None at the present time.

(e)           None at the present time.

(f)            None at the present time.

(g)           None at the present time.

(h)           None at the present time.

(i)            None at the present time.

(j)            None at the present time.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 656,989 shares of Common Stock or 7.9% of the Issuer’s currently outstanding Common Stock.

(b)           The Reporting Person has the sole voting and dispositive power over 656,989 shares of Common Stock or 7.9% of the Issuer’s currently outstanding Common Stock.

(c)           Since the most recent filing on Schedule 13D by Stephen Adams, which filing was made on December 19, 2005, the Adams Trust purchased an aggregate of 127,000 shares of the Issuer’s Common Stock for an aggregate of $996,480.00 through the following purchases, all of which were made on the open market:  on December 21, 2005, the Adams Trust purchased an aggregate of 5,000 shares for $7.89 per share; on December 27, 2005, the Adams Trust purchased an aggregate of 5,000 shares for $7.93 per share;  on December 28, 2005, the Adams Trust purchased an aggregate of 30,000 shares for $7.95 per share; on December 29, 2005, the Adams Trust purchased an aggregate of 50,000 shares for $7.79 per share; and on December 30, 2005, the Adams Trust purchased an aggregate of 37,000 shares for $7.82 per share.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2006
Date
/s/ Stephen Adams
Signature
Stephen Adams
Name/Title